MISSION BROADCASTING, INC.
30400 Detroit Road, Suite 304
Westlake, Ohio  44145

October 24, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Joseph M. Kempf Ms. Ivette Leon

Re:	Mission Broadcasting, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 29, 2013 Form 8-K, dated January 3, 2013 Filed March 19, 2013 File No. 333-62916

Dear Mr. Kempf and Ms. Leon:

This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 22, 2013 to Mr. Dennis Thatcher, President of Mission Broadcasting, Inc. (the “Company”), with respect to the filings referred to above.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience and the Company’s response follows immediately below.

Form 8-K, dated January 3, 2013
Exhibit 99.3
Report of Independent Certified Accountant, page 1

1.	Please amend to include a properly signed audit report of the auditor of Newport Television LLC Stations in Little Rock.

Response: Based on the Staff comment, we have filed an amended Form 8-K correcting the oversight in our filing and containing the appropriate signature on the audit report.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing have been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact Jason K. Zachary at (212) 446-4844 of Kirkland & Ellis LLP at your earliest convenience.

Sincerely,

/s/ Dennis Thatcher
Dennis Thatcher
President and Treasurer